UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201, 1166 Alberni Street

Vancouver, BC	V6E 3Z3
Item 2.	Date of Material Change

May 2, 2006

Item 3.	News Release

The News Release dated May 2, 2006 was disseminated via CCN Matthews, Canadian and U.S. Timely Disclosure.

Item 4.	Summary of Material Change

The Company announced the 2006 exploration program for its Lookout Hill and Manlai properties in Mongolia. The budget for the two programs is approximately US$4.8 million.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President and CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 2nd day of May, 2006.

SCHEDULE “A”

ENTRÉE GOLD COMMENCES US$4.8 MILLION

EXPLORATION PROGRAMS IN MONGOLIA

Vancouver, B.C., May 2, 2006 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has commenced 2006 exploration on its Lookout Hill and Manlai properties in Mongolia. The budget for the two programs is approximately US$4.8 million. Crews have been mobilized and drilling has commenced at Lookout Hill, and induced polarization (“IP”) surveys have begun at Manlai.

Company President and CEO, Greg Crowe commented: “The 2005 exploration results from our Lookout Hill and Manlai projects were very encouraging and continue to highlight the potential of Entrée’s property portfolio. Our 2006 exploration programs will focus primarily on drill-testing the geophysical, geochemical, and geological targets that were identified in 2005.”

Lookout Hill Exploration

Approximately US$3.2 million will be spent at Lookout Hill, including 12,000 metres of combined diamond and reverse circulation (“RC”) drilling on its West Grid and Ring Dyke copper-gold targets. In addition, reconnaissance and target development will continue on the approximately 140,000 hectares of ground that lie outside the portion of Lookout Hill that is under option to Ivanhoe Mines Ltd. (IVN:NYSE, TSX, NASDAQ – “Ivanhoe”).

The Lookout Hill budget incorporates three diamond drill rigs to test, initially, deep chargeability anomalies that were defined last year. These anomalies extend 8 kilometres within a favourable Devonian sequence (West Grid area) that is similar to the hanging wall stratigraphy overlying Ivanhoe’s Hugo North copper and gold deposit, located approximately 10 kilometres to the east. An additional RC rig will be used to test the Ring Dyke target.

Manlai Exploration

Separately, a budget of approximately US$1.6 million has been approved for 2006 exploration at Manlai. Work will include detailed IP surveys to complete partially-defined 2005 anomalies and a minimum 3,000 metres of diamond drilling on selected copper and gold targets. Work in 2005 successfully defined a number of porphyry-style copper and gold targets and an area of polymetallic mineralization.

The 6,900 hectare Manlai project lies 120 kilometres north of Lookout Hill and immediately east of and along strike from Ivanhoe’s Kharmagtai porphyry copper-gold system.

QUALITY ASSURANCE

Robert Cann, P.Geo., Entrée’s Vice President, Exploration and a “qualified person” as defined by National Instrument 43-101, is responsible for the preparation of technical information in this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia’s south Gobi Desert, near the Chinese border, and has recently acquired additional copper assets in western Mongolia.

Entrée holds a 100% interest in mineral concessions comprising the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds Ivanhoe’s 8,500 hectare, Turquoise Hill (Oyu Tolgoi) holdings.

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. Details of the Earn-In Agreement are available on Entrée’s website at www.entreegold.com and on Sedar at www.sedar.com. Drilling conducted by Ivanhoe as part of the Earn-In Agreement confirmed the extension of the Hugo North Deposit onto Lookout Hill. An initial inferred resource was estimated at 190,160,000 tonnes (calculated using a 0.6% copper equivalent cut-off), averaging 1.91% copper equivalent, containing over 6.5 billion pounds of copper and 3.2 million ounces of gold (see Entrée’s news release of February 1, 2006).

Significant investments by Rio Tinto plc and Ivanhoe contributed to Entrée’s treasury, which is now over CDN$23 million. Entrée plans to use these funds to explore its wholly-owned projects in Mongolia and to review and acquire new projects globally.

Entrée is listed for trading on the TSX under the symbol “ETG”, on the AMEX under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

FURTHER INFORMATION

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Monica Hamm, Corporate Communications

Entrée Gold Inc.

Tel: 604-687-4777

Website: www.entreegold.com

The TSX does not accept responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this news release include those concerning the Company’s belief that identifiable drill targets may be found and that it will spend US$4.8 million for exploration on the Lookout Hill and Manlai projects this year.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date May 4, 2006
By: /s/ Hamish Malkin Hamish Malkin, CFO